March 14, 2012

Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Lexaria Corp., Letter dated March 12, 2012

Dear Mr. Horowitz,

We are responding to your letter dated March 12, 2012.

The Company also acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the response meets the requirements requested by the SEC. If you would like further information, please do not hesitate to contact myself at 604-602-1675.

Regards,

Bal Bhullar, CGA, CRM
Chief Financial Officer

Lexaria Corp.
604 - 700 West Pender Street,
Vancouver, BC, Canada V6C 1G8
Phone 604.602.1675
Fax 604.685.1602
info@lexariaenergy.com